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                               October 18, 1999



BY EDGAR
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Securities and Exchange Commission
Division of Corporate Finance
Attention:  Keith Pisani
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549-1004

     Cerent Corporation
     Registration Statement on Form S-1, SEC File No. 333-83507
     ----------------------------------------------------------

Dear Mr. Pisani:

     On behalf of Cerent Corporation (the "Company"), this letter is filed
                                           -------
pursuant to Rule 477 under the Securities Act of 1933, with respect to the Registration Statement on Form S-1, SEC File No. 333-83507, which was filed on July 22, 1999, and with respect to the Registration Statement on Form 8-A, SEC File No. 000-26803, which was filed with the SEC on July 23, 1999 (collectively, the "Registration Statement").
     ----------------------

     In light of the Company's pending acquisition by Cisco Systems, Inc., the Company has determined not to proceed with the public offering contemplated by the Registration Statement. No securities have been sold pursuant to the Registration Statement. Accordingly, the Company hereby withdraws the Registration Statement.


                                     Sincerely,

                                     Cerent Corporation

                                     /s/ Michael Ashby
                                     ----------------------------
                                         Michael Ashby
                                         Chief Financial Officer